EXHIBIT 99.3

CONTACT

Edward Wong, Financial Controller

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

China Natural Resources Inc.

Agrees to Form New Joint Stock Limited Company in Hainan Province, China

HONG KONG, September 18, 2007, CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced that, on September 10, 2007, the Company, through an indirect wholly-owned subsidiary, Yunnan Feishang Mining Co., Ltd. (the “Yunnan Mining”), had entered into a founder shareholders agreement with Hainan Jindi Industrial Co., Ltd., a subsidiary of the Hainan Bureau of Geological Exploration and six other individual shareholders to establish, Hainan Nonferrous Metal Mining Co., Ltd. ( “Hainan Nonferrous Metal”), a joint stock limited company in Hainan Province, the PRC. The registered capital of Hainan Nonferrous Metal is to be RMB 68,000,000. Following funding of all capital contributions, which is expected to occur within 30 days, Yunnan Mining, itself and through a nominee, will become the single largest shareholder of Hainan Nonferrous Metal. Hainan Nonferrous Metal will be established to engage in the exploration and mining of nonferrous metal in Hainan Province and other regions in China.

Mr. Feilie Li, the Company’s Chairman and CEO commented “Hainan Province is rich in non-ferrous metal resources. By forming a strategic alliance with the Hainan Bureau of Geological Exploration, the new joint stock company will be given first priority to acquire exploration rights to various mines believed to contain molybdenum, copper, lead, zinc and gold as well as other resources owned by the Bureau. The acquisitions, if realized, will lay a strong foundation to support the future growth of the Company.”

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission